File Number 8-65979

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

[redacted]

14048375

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **JANUARY 1, 2013** AND ENDING: **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STOUT RISIUS ROSS ADVISORS, L.L.C.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FOR OFFICIAL USE ONLY

4000 TOWN CENTER, 20th FLOOR
(No. and Street)

SOUTHFIELD	**MICHIGAN**	**48075**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Benson	**(248) 432-1229**
(Name)	(Phone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

CLAYTON & McKERVEY, P.C.
(Accounting Firm)

2000 TOWN CENTER, SUITE 1800
(Address)

SOUTHFIELD	**MICHIGAN**	**48075**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

3/21/14

STOUT RISIUS ROSS ADVISORS, L.L.C.

(a wholly-owned subsidiary of Stout Risius Ross, Inc.)

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2013 AND 2012

The Statement of Financial Condition, pursuant to Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2013 and 2012, is available for examination and copying at the principal office of the Company and at the Chicago Regional Office of the Commission.

CONTENTS

OATH OR AFFIRMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **STOUT RISIUS ROSS ADVISORS, L.L.C.**, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Michael D. Benson

Managing Director & CCO

Subscribed and sworn to before me
this 27th date of Feb., 2014

Notary Public

ABBEY JO DIENES
Notary Public - State of Michigan
County of Oakland
My Commission Expires March 28, 2017
Acting in the County of Oakland

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statements of Financial Condition
- ☐ (c) Statements of Income (Loss)
- ☐ (d) Statements of Cash Flows
- ☐ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A Report Describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit

STOUT RISIUS ROSS ADVISORS, L.L.C.

(a wholly-owned subsidiary of Stout Risius Ross, Inc.)

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2013 AND 2012

The Statement of Financial Condition, pursuant to Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2013 and 2012, is available for examination and copying at the principal office of the Company and at the Chicago Regional Office of the Commission.

CONTENTS

Clayton & McKervey P.C.
CPAs with global reach

INDEPENDENT AUDITORS' REPORT

Member
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

Report on the Statements of Financial Condition

We have audited the accompanying statements of financial condition of STOUT RISIUS ROSS ADVISORS, L.L.C. a Michigan limited liability company (the "Company"), as of December 31, 2013 and 2012, that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statements of Financial Condition

Management is responsible for the preparation and fair presentation of these statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statements of financial condition that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these statements of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of financial condition. The procedures selected depend on the auditor's judgment, in including the assessment of risks of material misstatement of the statements of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statements of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of financial condition.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition and the related notes to the statements of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 17, 2014
Southfield, MI

STOUT RISIUS ROSS ADVISORS, L.L.C.
(a wholly-owned subsidiary of Stout Risius Ross, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2013	2012
ASSETS		
Cash	$ 415,233	$ 332,195
Cash segregated under central registration depository	3,414	1,674
Billed and unbilled receivables from customers	123,038	11,425
Prepaid expenses	12,100	11,777
TOTAL ASSETS	$ 553,785	$ 357,071

	2013	2012
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses	23,354	22,677
Member's equity	530,431	334,394
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 553,785	$ 357,071

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

The Company is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan, Illinois and California.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
STOUT RISIUS ROSS ADVISORS, L.L.C. is wholly-owned subsidiary of Stout Risius Ross, Inc. (the "Parent Company"). The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by it, nor have intercompany accounts and transactions been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Billed and Unbilled Receivables from Customers
Unbilled receivables represent amounts of revenue earned on contracts for which no invoices to customers have been issued.

The Company uses the direct write-off method of recording uncollectible accounts receivable because write-offs from year to year are immaterial to the financial statements.

Fair Value of Financial Instrument Approximates Carrying Amount
The Company's financial instruments are cash, accounts receivable, and accounts payable. The recorded value of these financial instruments approximate their fair values based on their short term nature.

Cash
The Company maintains its cash in bank deposit accounts at financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on such accounts.

Cash Segregated under Central Registration Depository
Cash of $3,414 and $1,674 was segregated and maintained under a separate account under an agreement with FINRA for the years ended December 31, 2013 and 2012, respectively. The account is established to pay for licensing & regulatory expenses or fee assessments by FINRA.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue Recognition
Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Investment banking fees are typically recorded when services for the transactions are completed and the underlying transaction is closed. In some instances, the Company will receive a retainer or bill for expenses before the end of the project; these payments are minimal in comparison to the total project fees.

Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

At December 31, 2013 and 2012, the Company had no accrual for interest and penalties related to uncertain tax positions as management has determined that there are no uncertain tax positions as of and for the years then ended.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities for each year reported. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Computation of Customer Reserve
The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k) (2) (i).

Subsequent Events
The financial statements were approved and authorized by management on February 17, 2014. All events and transactions through February 17, 2014 were evaluated by management for potential recognition and disclosure in the financial statements.

NOTE C: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the parent company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The parent will be responsible for office supplies, computers and related technological support, banking fees, liability insurance, facility rent and utilities, telephones, taxes, marketing, general business and property insurance, administrative support and other expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. All amounts due under the agreement were paid in full for the years ended December 31, 2013 and 2012.

NOTE D: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under certain conditions, there is a limit on the amount of equity capital that can be withdrawn from a broker/dealer. Specifically, equity capital cannot be withdrawn if it would cause the firm's AI-to-NC ratio to exceed 10:1 or its net capital to fall below 120% of its minimum requirements.

At December 31, 2013, the Company had net capital of $391,879, which was $386,879 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital is 0.06 to 1. At December 31, 2012, the Company had net capital of $309,518, which was $304,518 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.07 to 1.